

Mitsubishi Corporation
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-2802 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

January 28, 2005
Our ref. No. PI 038

The U.S. Securities and Exchange Comm
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549


05005581

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Mitsubishi Corporation's Role in the Mitsubishi Motors Corporation Capital Reinforcement**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Hiroshi Yamada
Deputy General Manager
Investor Relations Office

Translation of report filed with the Tokyo Stock Exchange on January 28, 2005

Mitsubishi Corporation's Role in the Mitsubishi Motors Corporation Capital Reinforcement

Mitsubishi Corporation announced today that it has decided as follows, in response to Mitsubishi Motors Corporation (MMC) (Head Office: Minato-ku, Tokyo; President: Osamu Masuko) capital reinforcement plan.

I. Subscription for the capital increase allocated to a third party

1. Details of subscription

(1) Type of stock

Common stocks and preferred stocks (nonvoting, with common stock conversion rights, dividend preferred stock)

(2) Amounts to be invested

Total 70 billion yen

(the breakdown of common stocks and preferred stocks is unfixed.)

(3) Due date of payment

March 2005 (scheduled)

2. Number of stocks held before the subscription

Common stocks	77,354,000 stocks
Class A preferred stocks	40,000 stocks (Payment amount: 40 billion yen)

II. Purchase of operating assets or subscription for capital increase

In addition to subscription for the capital increase allocated to a third party, Mitsubishi Corporation will purchase operating assets or subscribe for capital increase which will lead to 30 billion capital reinforcement of MMC, within the fiscal year ending March 2006.

III. Reason of the above decision

Mitsubishi Corporation, together with Mitsubishi Heavy Industries, Ltd. (Head Office: Minato-ku, Tokyo; President: Kazuo Tsukuda) and Bank of Tokyo-Mitsubishi (Head Office: Chiyoda-ku, Tokyo; President: Nobuo Kuroyanagi) ("the three Mitsubishi Group Companies"), have evaluated MMC's Revitalization Plan. At the request of MMC, and considering all factors including the result of in-depth due-diligence on

MMC by approximately 150 outside professionals, the three Mitsubishi group companies have decided to jointly support the plan with a total capital increase amounting to 270 billion yen, through the subscription of common stocks and preferred stocks with conversion rights. Within fiscal year ending March 2006, the three Mitsubishi group companies have decided to increase its shareholding in MMC to more than 34%.

In addition to the above, Mitsubishi Corporation plans to purchase operating assets or subscribe for capital increase in response to the MMC's 30 billion yen capital reinforcement, within the fiscal year ending March 2006.

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